SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 4, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 4, 2006 announcing the launch of CATIA PLM Express, a scalable solution which provides CATIA design excellence at an affordable price, for companies of all sizes.

Dassault Systèmes launches CATIA PLM Express

25 years of product design excellence – for companies of all sizes

Paris, France, October 4, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions today announced CATIA PLM Express, a scalable solution which provides CATIA design excellence at an affordable price, for companies of all sizes. CATIA PLM Express includes flexible solutions tailored to meet existing and future customers’ day to day business needs, based on Dassault Systèmes’ 25 years of cross industry experience.

“With CATIA PLM Express, we are taking our first steps with PLM. This solution brings us all of the functionality and benefits of CATIA, perfectly adapted to our specific business needs and the company’s organization. We are under constant pressure from our customers to innovate and compete in terms of price. With our local partner CSP, we have discovered a scalable and flexible approach PLM, which allows us to streamline and grow our business profitably by anticipating our customers needs,” explains Mr Zanon, founder of Zanon Macchine Agricole. Zanon Macchine Agricole is a leading Italian manufacturer of farming and agricultural equipment with 40 years of experience in creating quality products.

“Online, customers can rapidly and easily define the solution which matches their business needs and request a quotation. Customers speed implementation, reduce time to deployment and improve return on investment — critical for SMBs irrespective of industry,” explains Jacques Leveille-Nizerolle, CEO, CATIA, Dassault Systèmes. With CATIA PLM Express, new and existing customers have a single entry point which evolves with their needs and job requirements.

CATIA Team PLM is the core configuration of CATIA PLM Express, giving customers the CATIA modeller for product design, knowledge capture and re-use in a collaborative environment. It also delivers core collaborative PDM functionality via ENOVIA SmarTeam, providing optimized CATIA design management and collaboration, and a solid foundation primed for PLM solution scaling. Once a solution has been defined at: http://www.3ds.com/my-catia-plm-express, customers receive a quote and are contacted rapidly by a local sales partner. Existing customers can seamlessly move to this new offering from their existing CATIA seats.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:
Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com

Arnaud Malherbe
+33 1 55 49 87 73
arnaud_malherbe@ds-fr.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: October 4, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration